Exhibit 99.2

WiLAN Reports Second Quarter 2011 Financial Results
Revenues more than double year-over-year

OTTAWA, Canada – August 4, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced financial results for the three month period ended June 30, 2011.  All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Second Quarter 2011 Highlights:
•	Record cash revenues of $27.4 million, an increase of 137% as compared to $11.6 million in the three month period ended June 30, 2010.
•	Adjusted earnings* of $20.8 million, or 17 cents per share, as compared to adjusted earnings of $1.2 million, or 1 cent per share, in the three month period ended June 30, 2010.
•	Net earnings of $10.3 million, or 8 cents per share, as compared to a net loss of $5.6 million, or 5 cents per share, in the three month period ended June 30, 2010.
•	Signed a new license agreement with Cisco Systems Inc., representing the Company’s first license renewal.
•	Signed licensing partnerships with 01 Communique Laboratory Inc. and Poynt Corporation.
•	Acquired a portfolio of mobile communication patents from Glenayre Electronics, Inc. for $8.0 million.
•	Generated $20.5 million in cash from operations; cash and short-term equivalents increased to $204.5 million at quarter end.
•	Added to the S&P/TSX Composite Index.
•	Declared an eligible dividend of CDN $0.025 per common share.

“WiLAN delivered very solid financial results in the second quarter of fiscal 2011,” said Jim Skippen, Chairman & CEO.  “New license agreements signed earlier this year contributed to record revenues and significantly reduced litigation expenses in the second quarter.”

Skippen added, “During the second quarter we took important steps to grow our future business with the acquisition of the Glenayre portfolio of mobile communication patents and the signing of licensing partnerships with 01 Communique Laboratories Inc and Poynt Corporation. We are quite excited about the partnerships with 01 Communique and Poynt as they bring WiLAN into the remote access and location-based advertising markets respectively. Both are large new markets for us that have significant licensing potential.”

The Board of Directors has declared an eligible dividend of CDN $0.025 per common share.  This dividend will be paid on October 6, 2011 to shareholders of record on September 15, 2011.

Revenue Review
In the second quarter ended June 30, 2011, revenues were a record $27.4 million representing an increase of 137% over the comparable period last year.  In the second quarter ended June 30, 2011, the top ten licensees accounted for 79% of royalty revenues as compared to more than 93% of royalty revenues for the three months ended June 30, 2010.  Revenues for the six months ended June 30, 2011 were $53.8 million as compared to $26.3 million in the six months ended June 30, 2010, representing an increase of 96%.

Operating Expense Review
In the first quarter of 2011, patent licensing expenses totaled $0.9 million as compared to $1.3 million in the three month period ended June 30, 2010.  Patent licensing expenses for the six month period ended June 30, 2011 were $1.7 million as compared to $3.4 million in the six month period ended June 30, 2010. The decrease in expenses over the comparative periods is primarily attributable to the payment of commissions to third parties related to the brokerage revenue recorded in the prior periods and third party royalty payments related to royalty arrangements.

Litigation expenses amounted to $2.3 million in the second quarter of 2011, as compared to $6.6 million in the three month period ended June 30, 2010.  The decrease in litigation expenses for the three months ended June 30, 2011 is a result of the various settlements we entered into during the first quarter of fiscal 2011 which resulted in the subsequent dismissal of the laptop, router and handset cases in Texas and dismissal of the Intel Declaratory Judgment action in Northern California.  Litigation expenses for the six month period ended June 30, 2011 amounted to $13.6 million, representing an increase of $3.2 million or 31% over the $10.4 million recorded in the prior year period.  The increase in litigation expenses for the six months ended June 30, 2011 is related to the level of activities in the first quarter of 2011 on all litigations.

In the second quarter of 2011 ended June 30, 2011, depreciation and amortization expense totaled $5.5 million as compared to $5.2 million in the three month period ended June 30, 2010.  Depreciation and amortization expense in the six months ended June 30, 2011 were $10.6 million as compared to $10.3 million in the six month period ended June 30, 2010. The increase over the comparison periods is a result of the acquisitions the Company completed during fiscal 2010 and the first quarter of 2011.

At June 30, 2011, the Company’s net cash, comprised of cash, cash equivalents and short-term investments totaled $204.5 million, representing an increase of $94.8 million from the net cash position at December 31, 2010. During the second quarter of 2011, the Company generated $20.5 million from operations.  The Company’s cash equivalents and short-term investments include T-bills, term deposits, GICs and other marketable securities.

Earnings Review
In the second quarter ended June 30, 2011, WiLAN generated adjusted earnings of $20.8 million or 17 cents per share as compared to $1.2 million, or 1 cent per share, in the 3 month period ended June 30, 2010.  The difference in adjusted earnings between the reporting periods is due to increased revenues and lower litigation and total operating expenses.  The increased revenue and lower expenses came as a result of license agreements reached with major corporations in the first quarter of 2011 that caused the dismissal of 4 major litigations.

The Company generated net earnings of $10.3 million, or 8 cents per share, in the second quarter ended June 30, 2011, as compared to a net loss of $5.6 million, or 5 cents per share, in the three month fiscal period ended June 30, 2010.

Subsequent Events
Subsequent to the end of the second quarter of 2011, the Company and Texas Instruments, Incorporated reached an agreement to end litigation regarding Bluetooth (No. 2:10-cv-00124) in the U.S. District Court for the Eastern District of Texas. Terms of the agreement, including financial amounts to be paid to WiLAN, are confidential.

Financial Guidance
The Company reconfirms its fiscal 2011 financial guidance. Revenues for the fiscal year ended December 31, 2011 are expected to be within the range of $110 million to $115 million.  Operating expenses, excluding stock based compensation, depreciation & amortization and unrealized gains or losses on foreign exchange contracts, all non-cash charges, and certain one-time charges, are expected to be in the range of $33 million to $36 million.  Adjusted earnings are expected to be within the range of $75 million to $80 million.

The above statements are forward-looking and actual results may differ materially.  The “Forward-looking Information” section at the end of this news release provides information on various risks and uncertainties that the Company faces.  Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s MD&A for the second quarter of fiscal 2011 dated August 3, 2011 (copies of which may be obtained at www.sedar.com or www.sec.gov).  Annual financial guidance for fiscal 2011 is provided to assist investors and other interested parties in understanding WiLAN’s performance.  The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports.  In addition, certain revenues may be of a one-time nature.  Thus, quarter-to-quarter fluctuations in revenue are normal and should be expected. Management believes that the strength of its business should be measured by annual revenues.

The above guidance for the twelve month period ended December 31, 2011 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates.  Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the course of the year, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast.  Accordingly, we exclude forecasts of such items from our guidance.  WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted.  Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – August 4, 2011 – 10 AM EDT
WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Daylight Savings Time (EDT).  WiLAN CEO, Jim Skippen and CFO, Shaun McEwan, will be on the call.

Calling Information
A live audio webcast will be available at
http://www.investorcalendar.com/IC/CEPage.asp?ID=165200
•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 201.689.8567 (International)

Replay Information
The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=165200 and accessible by telephone until 11:59 PM on September 4, 2011.
Replay Number (Toll Free): 1.877.660.6853
Replay Number (International): 201.612.7415
Replay passcodes (both required for playback)
•	Account #: 286
•	Conference ID #: 376139

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements.  The Company has now adopted the term Adjusted Earnings instead of Pro forma Earnings which has been used in previous years, although the Company’s definition of Adjusted Earnings remains the same as its definition of Pro forma Earnings, being earnings from continuing operations before stock-based compensation, unrealized gain or loss on foreign exchange contracts, depreciation & amortization, provision for income taxes and certain other one-time charges.  Adjusted Earnings is a non-GAAP financial term.

Forward-looking Information
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws, including statements relating to WiLAN’s recent purchase of patents from Glenayre Electronics, Inc., licensing partnerships signed with 01 Communique Laboratory Inc. and Poynt Corporation, and current guidance for results, revenues, operating expenses and adjusted earnings for the Company’s full 2011 fiscal year. The terms and phrases “grow”, “significant”, “subject to”, “expected”, “expected”, “may”, “believe”, “our current business indicators and expectations” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following risks: certain WiLAN patents may be found to be invalid, unenforceable and/or not infringed by any specific third party; the Company may be required to establish the enforceability of certain patents in court in order to obtain material licensing revenues; certain WiLAN patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents; licensing the Company’s patents can take an extremely long time and may be subject to variable cycles; WiLAN is currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of its patent portfolio to generate future revenues and increased cash flows; reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect the Company; changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN; the Company needs to acquire or develop new patents to continue and grow its business; WiLAN may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm its business and results of operations; the Company has made and may make future acquisitions of technologies or businesses which could materially adversely affect it; WiLAN’s acquisitions of patents are time consuming, complex and costly, which could adversely affect its operating results; the Company’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially; WiLAN may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation;  there can be no assurance as to the payment of future dividends; the Company’s ability to recruit and retain management and other qualified personnel is crucial to its ability to develop, market and license its patented technologies; and WiLAN’s actual financial results may vary from its publicly disclosed forecasts. These risk factors and others relating to WiLAN are discussed in greater detail in the “Risk Factors” section of WiLAN’s MD&A for the first quarter of fiscal 2011 dated June 3, 2011 (copies of which may be obtained at www.sedar.com or www.sec.gov). WiLAN recommends that readers review and consider all of these risk factors, and readers should not place undue reliance on WiLAN’s forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Shaun McEwan
Chief Financial Officer
O: 613.688.4898
C: 613.697.7159
E: smcewan@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
 www.renmarkfinancial.com

Wi-LAN Inc.
Consolidated Statement of Operations and Deficit
(Unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Revenues
Royalties	$27,419	$10,358	$53,764	$23,785
Brokerage	-	1,231	-	3,679
	$27,419	$11,589	$53,764	$27,464

Operating expenses
Patent licensing	885	1,310	1,745	3,442
Litigation	2,276	6,591	13,642	10,438
Research and development	1,482	761	2,771	1,632
General and administration	2,731	1,656	4,989	3,366
Foreign exchange (gain) loss	(309)	388	(2,458)	209
Stock-based compensation	845	474	1,531	1,092
Depreciation and amortization	5,482	5,207	10,602	10,263
Total operating expenses	13,392	16,387	32,822	30,442
Investment income	465	124	782	283
Earnings before income taxes	14,492	(4,674)	21,724	(2,695)

Provision for (recovery of) income tax expense
Current	717	932	1,724	1,767
Deferred	3,476	-	(10,098)	-
	4,193	932	(8,374)	1,767
Net earnings (loss)	10,299	(5,606)	30,098	(4,462)

Other comprehensive income:
Cumulative translation adjustment	-	(10,771)	9,830	(2,870)
Net earnings (loss) and comprehensive income (loss)	$10,299	$(16,377)	$20,268	$(1,592)

Earnings (loss) per share
Basic	$0.08	$(0.05)	$0.25	$(0.04)
Diluted	$0.08	$(0.05)	$0.25	$(0.04)

Weighted average number of common shares
Basic	122,391,639	102,792,049	119,751,247	102,459,278
Diluted	124,821,577	102,792,049	122,365,607	102,459,278

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	June 30, 2011	December 31, 2010
Current assets
Cash and cash equivalents	$174,639	$82,636
Short-term investments	29,817	26,971
Accounts receivable	3,974	2,238
Prepaid expenses and deposits	712	213
Deferred tax asset	24,198	-
	233,340	112,058

Furniture and equipment, net	1,246	568
Patents and other intangibles, net	121,887	126,069
Goodwill	12,623	13,522
	$369,096	$252,217

Current liabilities
Accounts payable and accrued liabilities	$16,319	$11,804
Current portion of patent finance obligations	2,401	-
	18,720	11,804

Patent finance obligations	6,418	-
Deferred tax liability	9,599	-
Liabilities	34,737	11,804

Shareholders' equity
Common shares	436,660	355,709
Additional paid-in capital	12,769	13,786
Accumulated other comprehensive income	16,225	26,055
Deficit	(131,295)	(155,137)
	334,359	240,413
	$369,096	$252,217

Wi-LAN Inc.
Consolidated Statements of Cash Flow
(Unaudited)
(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash generated from (used in)
Operations
Net earnings	$10,299	$(5,606)	$30,098	$(4,462)
Non-cash items
Stock-based compensation	845	474	1,531	1,092
Depreciation and amortization	5,482	5,207	10,602	10,263
Deferred income tax provision (recovery)	3,476	-	(10,098)	-
Foreign exchange gain on cash held in foreign currency	(371)	-	(1,004)	-
	19,731	75	31,129	6,893
Change in non-cash working capital balances
Accounts receivable	(980)	(4,706)	(1,738)	(4,629)
Prepaid expenses and deposits	(222)	(240)	(499)	(491)
Accounts payable and accrued liabilities	1,961	(382)	2,588	(2,134)
Cash generated from (used in) operations	20,490	(5,253)	31,480	(361)
Financing
Proceeds on sale of common shares, net	-	-	72,035	-
Dividends paid	(3,108)	(2,222)	(4,407)	(2,222)
Common shares issued for cash on the exercise of options	2,864	1,017	4,970	1,428
Common shares issued for cash from Employee Share Purchase Plan	87	85	87	85
Cash (used in) generated from financing	(157)	(1,119)	72,685	(709)
Investing
Purchase of short-term investments	(2,330)	171	(2,846)	(4,563)
Purchase of furniture and equipment	(445)	(185)	(953)	(297)
Assets held for sale	-	2,055	-	2,055
Purchase of patents	(8,688)	(398)	(9,367)	(3,497)
Cash used in investing	(11,463)	1,643	(13,166)	(6,302)
Foreign exchange gain on cash held in foreign currency	371	(2,732)	1,004	(218)

Net cash and cash equivalents generated (used) in the period	9,241	(7,461)	92,003	(7,590)
Cash and cash equivalents, beginning of period	165,398	69,103	82,636	69,232
Cash and cash equivalents, end of period	$174,639	$61,642	$174,639	$61,642